Exhibit 99.1

Land O’Lakes, Inc. to Acquire Ceres, Inc. in Cash Tender Offer

ARDEN HILLS, Minn. and THOUSAND OAKS, Calif. — June 17, 2016 — Land O’ Lakes, Inc. and Ceres, Inc. (Nasdaq: CERE) announced today that they have signed a definitive merger agreement under which Land O’Lakes will acquire all of the outstanding capital stock of Ceres in a transaction valued at approximately $17.2 million (including amounts payable to holders of certain warrants to acquire Ceres common stock). Under the terms of the merger agreement, Land O’Lakes (through its wholly owned subsidiary, Roman Merger Sub, Inc.) will commence a tender offer for all outstanding shares of Ceres common stock for $0.40 per share, in cash. The price per share of common stock represents an 81% premium to the closing price of Ceres shares of common stock on June 16, 2016.

Upon completion of the transaction, Ceres will become a wholly owned subsidiary of Land O’Lakes and will complement Forage Genetics International (FGI), a Land O’Lakes subsidiary, and bring new advanced plant breeding and biotechnology to FGI’s research and development pipeline.

“Through our Forage Genetics International business, Land O’Lakes is interested in providing a holistic forage offering to our customers, including alfalfa, corn silage and forage sorghum. The acquisition brings complementary strengths together, adds new advanced plant breeding and biotechnology to the FGI research and development pipeline and accelerates the process of bringing new forage solutions to existing and new markets,” said Chris Policinski, president and CEO, Land O’Lakes, Inc.

“Our shift away from bioenergy and Brazil and into forages has been highly successful to date, and is culminating now in this proposed merger transaction with a preeminent leader in forage crops,” said Richard Hamilton, chief executive officer and president, Ceres. “After evaluating strategic options, our board of directors has unanimously determined that this all-cash transaction, which represents a significant premium from recent trading levels, is in the best interest of the company and its stockholders, and will advance Ceres’ mission of making the production of meat and dairy more scalable and sustainable.”

Each of Ceres’ directors and certain of Ceres’ officers, who collectively beneficially own shares representing approximately 1.16% of Ceres’ outstanding common stock, have entered into tender and support agreements with Land O’Lakes to tender their shares of Ceres common stock to the offer.

Under the terms of the merger agreement, following the successful completion of the tender offer, the transaction will be completed by a second-step merger in which all outstanding shares of Ceres common stock not tendered in the tender offer will be converted into the right to receive $0.40 per share of common stock, in cash, and all outstanding shares of Ceres preferred stock will be converted into the right to receive $1,000.00 per share of preferred stock, in cash. Upon the closing of the transaction, holders of certain warrants to purchase shares of Ceres common stock will be entitled to payments of approximately $6.1 million, in the aggregate, pursuant to the terms of the applicable warrant agreements. The transaction, which has been approved by the Land O’Lakes Board of Directors and unanimously approved by the Ceres Board of Directors, is expected to close in the third calendar quarter of 2016. Land O’Lakes will fund the transaction with cash on hand. The transaction is not subject to any financing contingency.

Closing of the tender offer and merger is subject to certain customary conditions, including the tender in the tender offer of more than 50 percent of all outstanding shares of Ceres common stock. The transaction is also subject to other customary closing conditions.

For further information regarding certain terms and conditions contained in the definitive merger agreement, please see Ceres’ Current Report on Form 8-K, which will be filed in connection with this transaction.

About Land O’Lakes, Inc.

Land O’Lakes, Inc., one of America’s premier agribusiness and food companies, is a member-owned cooperative with industry-leading operations that span the spectrum from agricultural production to consumer foods. With 2015 annual sales of $13 billion, Land O’Lakes is one of the nation’s largest cooperatives, ranking 203 on the Fortune 500. Building on a legacy of more than 94 years of operation, Land O’Lakes today operates some of the most respected brands in agribusiness and food production including LAND O LAKES® Dairy Foods, Purina Animal Nutrition and WinField. The company does business in all 50 states and more than 60 countries. Land O’Lakes’ corporate headquarters are located in Arden Hills, Minn.

About Ceres

Ceres, Inc. is an agricultural biotechnology company that develops and markets seeds and traits to produce crops for animal feed, sugar and other markets. The company’s advanced plant breeding and biotechnology platforms, which can increase crop productivity, improve quality, reduce crop inputs and improve cultivation on marginal land, have broad application across multiple crops, including food, feed, fiber and fuel crops. Ceres markets its seed products under its Blade brand. The company also licenses its biotech traits and technology to other life science companies and organizations.

Ceres Forward-Looking Statements

Statements in this communication may contain, in addition to historical information, certain forward-looking statements. Some of these forward-looking statements may contain words like “believe,” “may,” “could,” “would,” “might,” “possible,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, or other terms of similar meaning or they may use future dates. Forward-looking statements in this communication include without limitation statements regarding the planned completion of the transactions. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: statements regarding the anticipated benefits of the transactions; statements regarding the anticipated timing of filings and approvals relating to the transactions; statements regarding the expected timing of the completion of the transactions; the percentage of the Company’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transactions may not be satisfied or waived; the effects of disruption caused by the transactions making it more difficult to maintain relationships with employees, vendors and other business partners; possible stockholder litigation in connection with the transaction; and other risks and uncertainties discussed in Ceres’s filings with the SEC, including the “Risk Factors” sections of Ceres’s Annual Report on Form 10-K for the year ended August 31, 2015 and any subsequent quarterly reports on Form 10-Q, as well as the tender offer documents to be filed by Land O’ Lakes or Roman Merger Sub and the Solicitation/Recommendation Statement to be filed by Ceres. Ceres undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information

The tender offer described in this press release has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock or preferred stock of Ceres, Inc. This press release is for informational purposes only. On the commencement date of the tender offer, Land O’Lakes and it wholly owned subsidiary, Roman Merger Sub, Inc., will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (SEC). At or around the same time, Ceres, Inc. will file a statement on Schedule 14D-9 with respect to the tender offer. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain a free copy of these documents (when they become available) and other documents filed by Land O’Lakes, Roman Merger Sub and Ceres with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) at the Land O’Lakes, Inc. website at landolakesinc.com.

Contacts:

Ceres, Inc.

Gary Koppenjan

(805) 375-7801

ir@ceres.net

Land O’Lakes, Inc.

Rebecca Lentz

(651) 375-5949